Exhibit 12.1

The J. M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

April 30, 2015
Year Ended
Earnings before fixed charges:
Income before income taxes	$523.0
Total fixed charges	108.8
Less: capitalized interest	(4.9)

Earnings available for fixed charges	$626.9
Fixed charges:
Interest and other debt expense, net of capitalized interest	$81.5
Capitalized interest	4.9
Estimated interest portion of rent expense (a)	22.4

Total fixed charges	$108.8
Ratio of earnings to fixed charges	5.8

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.